

February 1, 2012

<u>Via E-mail</u>
James Dore
Executive Vice President and Chief Financial Officer
Marlborough Software Development Holdings Inc.
500 Nickerson Road
Marlborough, MA 01752-4695

> **Re: Marlborough Software Development Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-177915**

Dear Mr. Dore:

We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated January 10, 2012.

<u>Risk Factors</u>

<u>We incur significant costs…, page 11</u>

1.   We note your revision in response to prior comment 2; however, you disclose that you are required to include management's annual report on internal control over financial reporting in your Form 10-K for the fiscal year ending December 31, 2012 rather than December 31, 2013. Please advise or revise.

<u>Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 28</u>

2.   We note in your response to prior comment 6 that Bitstream is responsible for any cash payments made to options holders with Adjusted Bitstream Options with an exercise price less than the per share merger consideration. We further note that pro forma adjustment (A) indicates that Bitstream will provide all of its cash to MSDH less amounts withheld to pay liabilities accrued through the effective date. It seems that the payments made to certain Adjusted Bitstream Option holders would impact the amount included in adjustment (A). Please advise whether you plan to incorporate the payment by Bitstream to these option holders in your pro forma adjustment once the pricing is known and reflected in the registration statement.

Business

Mobile Browsing Technology, page 35

3.   Regarding your deletion in response to prior comment 7, disclosure of the number of
        BOLT installations appears in the last paragraph on page 2. Consistent with your prior
        response, please delete this reference or advise.

Liquidity and Capital Resources, page 54

4.   It is unclear based on your response to prior comment 9 why you now have cash to fund
        operating costs only until September 30, 2012. Please clearly state in your response why
        this date is now three months earlier and whether the cash that Bitstream plans to
        contribute has changed. You should note that you are required to disclose any trends in
        your liquidity. Refer to Regulation S-K Item 303(a)(1).

Executive Compensation and Other Matters, page 64

5.   Please tell us why you did not include Mr. Kaminski in your tables in this section. In this
        regard, we note your disclosure in the last paragraph on page 71 and footnote (4) on page
        72 indicating that he received compensation as your interim chief executive officer.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore,
Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the
financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202)
551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you
require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-
3735.

                                                        Sincerely,

                                                        /s/ Maryse Mills-Apenteng

                                                        Maryse Mills-Apenteng
                                                        Special Counsel

cc: Via E-mail
        Blake Hornick, Esq.
        Seyfarth Shaw LLP